Term Sheet To product supplement BA dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 2145BA Registration Statement No. 333-184193 Dated August 12, 2014; Rule 433
Deutsche Bank
Structured Investments	Deutsche Bank AG $ Leveraged Notes Linked to the Performance of the Offshore Chinese Renminbi Relative to the U.S. Dollar due September 3*, 2015
General
•
The notes are designed for investors who seek a leveraged return at maturity linked to the performance of the offshore Chinese renminbi (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is greater than zero (meaning that the offshore Chinese renminbi strengthens relative to the U.S. dollar), investors will be entitled to receive at maturity a return on the notes equal to 3.20 times the Currency Performance. If the Currency Performance is equal to or less than zero (meaning that the offshore Chinese renminbi remains unchanged or weakens relative to the U.S. dollar) but is greater than -5.00%, for each $1,000 Principal Amount of notes, investors will lose 1.00% of the Principal Amount for every 1.00% the Currency Performance is negative. However, if the Currency Performance is equal to or less than -5.00%, investors will receive a return of 95.00% of the Principal Amount. Investors should be willing to lose up to 5.00% of the Principal Amount of notes if the Currency Performance is negative. The notes do not pay any interest. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG maturing September 3*, 2015†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
•	The notes are expected to price on or about August 15*, 2014 (the “Trade Date”) and are expected to settle on or about August 20*, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Principal Amount
Underlying Currency:	Offshore Chinese renminbi (“CNH”)
Reference Currency:	U.S. dollar (“USD”)
Upside Leverage Factor:	3.20
Payment at Maturity:
•      If the Currency Performance is greater than zero, you will be entitled to receive a cash payment at maturity per $1,000 Principal Amount of notes calculated as follows:
$1,000 + ($1,000 × Currency Performance × Upside Leverage Factor)
•      If the Currency Performance is equal to or less than zero but is greater than -5.00%, you will be entitled to receive a cash payment at maturity per $1,000 Principal Amount of notes calculated as follows:
$1,000 + ($1,000 × Currency Performance)
•      If the Currency Performance is equal to or less than -5.00%, you will be entitled to receive a cash payment at maturity equal to $950.00 (the “Minimum Payment Amount”) per $1,000 Principal Amount of notes.

If the Currency Performance is less than zero, for each $1,000 Principal Amount of notes, you will lose 1.00% of the Principal Amount for every 1.00% the Currency Performance is negative, up to a maximum loss of -5.00%. In no case will the Payment at Maturity be less than the Minimum Payment Amount of $950.00 per $1,000 Principal Amount of notes. Any Payment at Maturity is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and  the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100%. There is no comparable limit on the negative performance of the Underlying Currency. The Currency Performance will be less than -100.00% if the Final Spot Rate is greater than 200.00% of the Initial Spot Rate. However, in no case will the Payment at Maturity be less than the Minimum Payment Amount of $950.00 per $1,000 Principal Amount of notes.

(Key Terms continued on next page)
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 6 of this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $960.00 to $990.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as agents for the notes. The agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the agents receive from sales to accounts other than such fiduciary accounts.
 (2)  Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
August 12, 2014

(Key Terms continued from previous page)
Spot Rate:
On any day of calculation, the CNH/USD mid-spot rate, at approximately 11:15 a.m., Hong Kong time, for the offshore Chinese renminbi against the U.S. dollar, expressed as the amount of offshore Chinese renminbis per one U.S. dollar, for settlement on such business day, as determined by the calculation agent by reference to the exchange rate reported by the Hong Kong Treasury Markets Association which appears on Reuters Page “CNHFIX=” (or any successor page) on such date of calculation.
A higher Spot Rate indicates a weakening of the offshore Chinese renminbi against the U.S. dollar, while a lower Spot Rate indicates a strengthening of the offshore Chinese renminbi against the U.S. dollar. Without limitation to any provision in the accompanying product supplement, if the foregoing Spot Rate is unavailable (or is published in error) or there is illiquidity, inconvertibility or non-transferability with respect to CNH, each as determined by the calculation agent, the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Initial Spot Rate:	The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate:	The arithmetic average of the Spot Rates for the Underlying Currency on each of the five Averaging Dates
Trade Date:	August 15*, 2014
Settlement Date:	August 20*, 2014
Averaging Dates†:	August 24*, 2015, August 25*, 2015, August 26*, 2015, August 27*, 2015 and August 28*, 2015
Maturity Date†:	September 3*, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RNV1 / US25152RNV14

*  Expected. In the event that we make any change to the expected Trade Date or Settlement Date, the Averaging Dates and Maturity Date may be changed so that the stated term of the notes remains the same.
†  Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this term sheet together with product supplement BA dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BA dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005084/crt-dp33027_424b.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Returns on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Spot Rate?

The following table illustrates hypothetical returns at maturity on the notes.  The hypothetical returns set forth below reflect the Upside Leverage Factor of 3.20. The actual Initial Spot Rate will be determined on the Trade Date.  The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, which will be the arithmetic average of the Spot Rates for the Underlying Currency on the specified Averaging Dates.  The numbers appearing in the following table and examples may have been rounded for ease of analysis.

Currency Performance (%)	Payment at Maturity ($)	Return on the Notes (%)
90.00%	$3,880.00	288.00%
80.00%	$3,560.00	256.00%
70.00%	$3,240.00	224.00%
60.00%	$2,920.00	192.00%
50.00%	$2,600.00	160.00%
40.00%	$2,280.00	128.00%
30.00%	$1,960.00	96.00%
20.00%	$1,640.00	64.00%
10.00%	$1,320.00	32.00%
5.00%	$1,160.00	16.00%
0.00%	$1,000.00	0.00%
-2.50%	$975.00	-2.50%
-5.00%	$950.00	-5.00%
-7.50%	$950.00	-5.00%
-10.00%	$950.00	-5.00%
-20.00%	$950.00	-5.00%
-30.00%	$950.00	-5.00%
-40.00%	$950.00	-5.00%
-50.00%	$950.00	-5.00%
-60.00%	$950.00	-5.00%
-70.00%	$950.00	-5.00%
-80.00%	$950.00	-5.00%
-90.00%	$950.00	-5.00%
-100.00%	$950.00	-5.00%
-110.00%	$950.00	-5.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the offshore Chinese renminbi strengthens relative to the U.S. dollar), resulting in a Currency Performance of 10.00%. Because the Currency Performance of 10.00% is greater than zero, the investor receives a Payment at Maturity of $1,320.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Currency Performance × Upside Leverage Factor)
$1,000 + ($1,000 × 10.00% × 3.20) = $1,320.00

Example 2: The Final Spot Rate equals the Initial Spot Rate (the offshore Chinese renminbi remains unchanged relative to the U.S. dollar), resulting in a Currency Performance of 0.00%. Because the currency performance is equal to zero, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Currency Performance)
$1,000 + ($1,000 × 0.00%) = $1,000.00

Example 3: The Final Spot Rate is greater than the Initial Spot Rate (the offshore Chinese renminbi weakens relative to the U.S. dollar), resulting in a Currency Performance of -2.50%. Because the Currency Performance of -2.50% is less than zero but is greater than -5.00%, the investor receives a Payment at Maturity of $975.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Currency Performance)
$1,000 + ($1,000 × -2.50%) = $975.00

Example 4: The Final Spot Rate is greater than the Initial Spot Rate (the offshore Chinese renminbi weakens relative to the U.S. dollar), resulting in a Currency Performance of -30.00%.  Because the Currency Performance of -30.00% is less than -5.00%, the investor receives a Payment at Maturity of $950.00 per $1,000 Principal Amount of notes.

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Currency Performance by the Upside Leverage Factor of 3.20. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•
PARTIAL PRESERVATION OF CAPITAL AT MATURITY — You will be entitled to receive at least 95.00% of the Principal Amount of notes provided that you hold the notes to maturity, regardless of the Currency Performance. You should be willing to lose up to 5.00% of the Principal Amount if the Currency Performance is less than zero.

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EXPOSURE TO THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the offshore Chinese renminbi, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency strengthens relative to the U.S. dollar, and will decrease as the Underlying Currency weakens relative to the U.S. dollar.

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TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, (i) you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity, and (ii) any income recognized upon a taxable disposition of the notes (including payment at maturity) will be treated as interest income for U.S. federal income tax purposes.

We will either specify the comparable yield and the projected payment schedule in the final pricing supplement or indicate how you may contact us to obtain this information. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on a note.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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THE NOTES DO NOT GUARANTEE THE REPAYMENT OF THE FULL PRINCIPAL AMOUNT AT MATURITY — The notes do not pay interest and do not guarantee the repayment of the full Principal Amount at maturity. The return on the notes at maturity is based on the Currency Performance, and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative.  If the Currency Performance is less than zero, for each $1,000 Principal Amount of notes, you will lose 1.00% of the Principal Amount for every 1.00% the Currency Performance is negative, up to a maximum loss of 5.00%. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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THE RETURN ON THE NOTES MAY BE NEGATIVE AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — If the Currency Performance is less than zero, you will lose some of your initial investment. Even if the Currency Performance is greater than zero, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

•	THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower payment at maturity than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of and return on the notes.

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THE NOTES ARE LINKED TO THE U.S. DOLLAR/“OFFSHORE” CHINESE RENMINBI EXCHANGE RATE AND NOT THE U.S. DOLLAR/“ONSHORE” CHINESE RENMINBI EXCHANGE RATE — The notes are linked to the rate of exchange between the U.S. dollar and the “offshore” Chinese renminbi (CNH) that trades in the interbank market in Hong Kong and is currently only deliverable in Hong Kong. This rate is not the same as the rate of exchange between the U.S. dollar and the “onshore” Chinese renminbi that trades in, and is currently only deliverable in, the People’s Republic of China, excluding Hong Kong, Macau and Taiwan (CNY). The USD/CNH exchange rate has differed, and will likely continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to the USD/CNY exchange rate. In addition, historical data of CNH is available only since August 23, 2010, therefore, in comparison with CNY, less information about its performance is available to help you make your investment decision. Moreover, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.  If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the USD/CNH exchange rate ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected.

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THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE EMERGING MARKETS CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT CURRENCY RISK — An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the CNH, relative to the U.S. dollar. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government, and may also be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China (the “PBOC”) allowed the renminbi to float against the U.S. dollar within a very narrow band around the central exchange rate published daily by the PBOC. In July 2005, the PBOC revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the PBOC announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the PBOC result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

While the inflow and outflow of renminbi in China has historically been tightly controlled by the PBOC, there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst. These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments). Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore. However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic markets. This creates a separate currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities. No assurance can be given with respect to any future changes in the policy of the People’s Republic of China dealing with offshore renminbi trading. To the extent that management of the renminbi by the PBOC has resulted in trading levels that do not fully reflect market forces, any further changes in the government’s management of the CNH could result in significant movement in the value of the renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

•
THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY APPRECIATION AND MAGNIFY ANY UNDERLYING CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for the Underlying Currency is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting U.S. dollars into offshore Chinese renminbis at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into U.S. dollars (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Reference Currency strengthens relative to the Underlying Currency. As a result, any Underlying Currency appreciation relative to the Reference Currency will be diminished, while any Underlying Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of the Underlying Currency relative to the Reference Currency is 10, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 9 would have been 11.11%. Conversely, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 11, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 11 would have been only -9.09%.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•  existing and expected rates of inflation;

•  existing and expected interest rate levels;

•  political, civil or military unrest;

•  the balance of payments between China and the United States; and

•  the extent of governmental surpluses or deficits in China and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of China, the United States and other countries important to international trade and finance.

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CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the offshore Chinese renminbi, as the Underlying Currency, relative to the U.S. dollar, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

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THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE UNDERLYING CURRENCY RELATIVE TO A REFERENCE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the offshore Chinese renminbi, relative to the U.S. dollar. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

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THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY — Changes in the Underlying Currency during the term of the notes before the Averaging Dates will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the final Averaging Date, and will be based on the Final Spot Rate (which will be the arithmetic average of the Spot Rates of the Underlying Currency on the five Averaging Dates). As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. Publication of the exchange rates of the offshore Chinese renminbi against the U.S. dollar began on August 23, 2010. Therefore, no actual investment which allowed tracking of the performance of the offshore Chinese renminbi relative to the U.S. dollar was possible before August 23, 2010.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Key Terms” in this term sheet and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes. The amount you receive at maturity may be less than your initial investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. We or our affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade or sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate for the Underlying Currency on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•  the expected volatility of the Underlying Currency relative to the Reference Currency;

•  the time remaining to the maturity of the notes;

•  interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•  geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•  suspension or disruption of market trading of the Underlying Currency;

•  supply and demand for the notes; and

•  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate, and therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CURRENCY PERFORMANCE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice.

You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) or there is illiquidity, inconvertibility or non-transferability with respect to CNH on the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

Historical Information

The following table and graph show the historical exchange rates for the number of units of offshore Chinese renminbis per one U.S. dollar. The table uses exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for the period-end dates, while the graph uses daily exchange rates that are based on Bloomberg end-of-day quotations. We have not participated in the preparation of, or verified, the quotations obtained from Bloomberg. The table shows the historical high, low and period-end exchange rates for the period from August 23, 2010 through August 8, 2014 and the graph sets forth the historical exchange rate performance for the same period. Publication of the exchange rates of the offshore Chinese renminbi against the U.S. dollar began on August 23, 2010. Therefore, no actual investment which allowed tracking of the performance of the offshore Chinese renminbi relative to the U.S. dollar was possible before August 23, 2010. The numbers appearing in the table may have been rounded for ease of analysis.

The historical data set forth below is for illustrative purposes only and is not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. We cannot give you any assurance that the Currency Performance will be greater than zero. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the graph below, a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency, while a lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg are not calculated the same way as the Spot Rate for the Underlying Currency set forth above and may differ from the Spot Rate for the Underlying Currency. We will not use Bloomberg to determine the Spot Rate for the Underlying Currency.

Offshore Chinese Renminbi
Historical High, Low and Period-End Exchange Rates
August 23, 2010 through August 8, 2014
(expressed as units of offshore Chinese renminbis per one U.S. dollar)

Offshore Chinese Renminbi	High	Low	Period End
2010	6.7850	6.4705	6.580
2011	6.6475	6.3228	6.3445
2012	6.3995	6.2030	6.224
2013	6.2450	6.0554	6.0568
2014 (through August 8, 2014)	6.2718	6.0161	6.1541

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as agents for the notes. The agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Principal Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.